SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of April 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:   Director Shareholding announcement





27 April 2005

PRUDENTIAL PLC ANNOUNCEMENT

Schedule 11 - Notification of Interests of Directors and Connected Persons

Holders in Prudential plc

No of Reports in announcement:

 1. Name of director:

    Jonathan Bloomer, Philip Broadley, Mark Norbom, Michael McLintock, G Mark Wood, Clark Manning

 2. Please state whether notification indicates that it is in respect of holding of the director named in 1 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

    Directors named above

 3. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

    BWCI Trust Company Limited

 4. Please state whether notification relates to a person(s) connected with the director named in 1 above and identify the connected person(s):

    N/A

 5. Please state the nature of the transaction. For PEP transactions please indicate whether general/single/Company on PEP and if discretionary/ non-discretionary:

    See additional information

 6. Number of shares/amount of stock acquired:

    See additional information

 7. Percentage of issued class:

    See additional information

 8. Number of shares/amount of stock disposed:

    N/A

 9. Percentage of issued class:

    N/A

10. Class of security:

    Ordinary shares of 5p each in Prudential plc

11. Price per share:

    GBP4.372

12. Date of transaction:

    27 April 2005

13. Date company informed:

    27 April 2005

14. Total holding following this transaction:

    See additional information

15. Total percentage holding of issued class following this notification:

    See additional information


    If a director has been granted options by the company, please complete the following fields:

16. Date of grant:

    N/A

17. Period during which or date on which exercisable:

    N/A

18. Total amount paid (if any) for grant of the option:

    N/A

19. Description of shares or debentures involved: class, number:

    N/A

20. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

    N/A

21. Total number of shares or debentures over which options held following this notification:

        N/A


Additional information:

An interest in a maximum number of shares capable of vesting in the beneficial ownership of the above named directors in April 2008 by virtue of a conditional award under the rules of the Prudential Restricted Share Plan.

Director                    No of shares         Percentage holding of    Total holding          Percentage of class
                            acquired             class
Jonathan Bloomer            365,966              Less than 0.02           1,895,081              Less than 0.08
Philip Broadley             182,983              Less than 0.008          551,136                Less than 0.03
Michael McLintock           58,555               Less than 0.003          281,229                Less than 0.02
G Mark Wood                 193,962              Less than 0.009          657,243                Less than 0.03
Mark Norbom                 182,983              Less than 0.008          967,483                Less than 0.05
Clark Manning               163,352              Less than 0.007          532,527                Less than 0.03



                              -ENDS-

Contact name for Enquiries

Jennie Webb

020 7548 2027

Company official responsible for making notification

Vanessa Jones, Deputy Group Secretary

020 7548 3805





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 27 April 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/           Vanessa Jones
                                                       Deputy Group Secretary